SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                   SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                                Thomas Nelson, Inc.
                                -------------------
                                  (Name of Issuer)


                                   Common Stock
                                Class B Common Stock
                                --------------------
                            (Title of Class of Securities)


                                      640376109
                                      640376208
                                --------------------
                                   (CUSIP Number)



                                    S. Joseph Moore
                   501 Nelson Place, Nashville, TN  37214-1000
                                   (615) 889-9000
                                --------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications)


                                    March 2, 2003
                                --------------------
              (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 640376109                13D                             Page 2 of 7
==============================================================================
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      S. Joseph Moore
      SSN ####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
      Not applicable                                                 (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
      SEC USE ONLY
3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
4     N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                        [  ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
------------------------------------------------------------------------------
                                SOLE VOTING POWER
                           7    243,606 shares of Common Stock (includes
                                56,050 shares of Class B Common Stock which
                                is convertible into Common Stock on a one to
                                one basis)
         NUMBER OF       -----------------------------------------------------
          SHARES                SHARED VOTING POWER
       BENEFICIALLY        8    122,119 shares of Common Stock (includes 37,785
         OWNED BY               shares of Class B Common Stock which is
           EACH                 convertible into Common Stock on a one to one
        REPORTING               basis)
          PERSON         -----------------------------------------------------
           WITH                 SOLE DISPOSITIVE POWER
                           9    231,499 shares of Common Stock (includes
                                56,050 shares of Class B Common Stock which
                                is convertible into Common Stock on a one to
                                one basis)
                         -----------------------------------------------------
                                SHARED DISPOSITIVE POWER
                           10   134,226 shares of Common Stock (includes 37,785
                                shares of Class B Common Stock which is
                                convertible into Common Stock on a one to one
                                basis)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 365,725 shares of Common Stock, consisting of 187,556 shares of Common Stock held directly, 84,334 shares of Common Stock held indirectly and 93,835 shares of Common Stock issuable upon conversion of 93,835 shares of Class B Common Stock, which is convertible on a one to one basis at the election of the holder at any time.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

12    N/A                                                                [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    2.74% Common Stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON

14    IN
------------------------------------------------------------------------------


CUSIP NO. 640376208                13D                             Page 3 of 7
==============================================================================
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      S. Joseph Moore
      SSN ####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
      Not applicable                                                 (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
      SEC USE ONLY
3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      NA
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                        [  ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
------------------------------------------------------------------------------
                                SOLE VOTING POWER
                           7    56,050 shares of Class B Common Stock
         NUMBER OF       -----------------------------------------------------
          SHARES                SHARED VOTING POWER
        BENEFICIALLY       8    37,785 shares of Common Stock
         OWNED BY        -----------------------------------------------------
           EACH                 SOLE DISPOSITIVE POWER
         REPORTING         9    56,050 shares of Class B Common Stock
          PERSON         -----------------------------------------------------
           WITH                 SHARED DISPOSITIVE POWER
                           10   37,785 shares of Class B Common Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 93,835 shares of Class B Common Stock, consisting of 56,050 shares of Class B Common Stock held directly and 37,785 shares of Class B Common Stock held indirectly.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    N/A                                                                [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    9.16% Class B Common Stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON

14    IN
------------------------------------------------------------------------------

Date:  3/2/2003                                                    Page 4 of 7
==============================================================================
     Item 1.  Security and Issuer.

     This Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), and the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Thomas Nelson, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 501 Nelson Place, Nashville, Tennessee 37214-1000.


     Item 2.  Identity and Background.

     (a)  S. Joseph Moore.

     (b)  501 Nelson Place, Nashville, Tennessee 37214-1000

     (c) Director, Thomas Nelson, Inc., 501 Nelson Place, Nashville, Tennessee 37214-1000.

     (d)  N/A

     (e)  N/A

     (f)  United States.


     Item 3.  Source and Amount of Funds or Other Consideration.

     This Schedule 13D is filed to reflect Mr. Moore's beneficial ownership of Common Stock and Class B Common Stock of the Issuer, including beneficial ownership changes from the additional shares received as gifts or distributions from trusts, adjusted for cancellation of 25,000 Class B options without exercise and other immaterial transactions that have been previously reported on Form 4's. No funds were used in the transactions.

     Item 4.  Purpose of Transaction.

     Mr. Moore holds shares of Common Stock and Class B Common Stock described herein for investment purposes, but may consider plans or proposals from time to time, which relate to or would result in:

     (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.



Date:  3/2/2003                                                    Page 5 of 7
==============================================================================

     Item 5.  Interests in Securities of the Issuer.

     (a) Mr. Moore beneficially owns 2.74% of the Common Stock of the Issuer (1.73% with sole dispositive value), or 365,725 shares of Common Stock, consisting of 187,556 shares of Common Stock held directly, 84,334 shares of Common Stock held indirectly and 93,835 shares of Common Stock issuable upon conversion of 93,835 shares of Class B Common Stock, which is convertible on a one to one basis at the election of the holder at any time.

     Mr. Moore also beneficially owns 9.16% of the Class B Common Stock of the Issuer (5.46% with sole dispositive value), or 93,835 shares. These holdings consist of 56,050 shares of Class B Common Stock held directly and 37,785 shares held indirectly.

     (b)  Mr. Moore beneficially owns the following number of shares with:

          Common Stock:
          -------------
          Sole Voting Power: 243,606 shares of Common Stock (includes 56,050 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Shared Voting Power: 122,119 shares of Common Stock (includes 37,785 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Sole Dispositive Power: 175,449 shares of Common Stock (includes 56,050 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis.

          Shared Dispositive Power: 134,226 shares of Common Stock (includes 37,875 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Class B Common Stock:
          ---------------------
          Sole Voting Power:  56,050 shares of Class B Common Stock
          Shared Voting Power:  37,785 shares of Class B Common Stock
          Sole Dispositive Power: 56,050 shares of Class B Common Stock Shared Dispositive Power: 37,785 shares of Class B Common Stock

     Shared Voting Power: voting power with respect to 32,125 shares of Common Stock (including 1,000 Class B if voted Common) is beneficially owned and shared with Mr. Moore's spouse, Julia Moore, and their three minor children (under the Uniform Transfer to Minors Act). They reside at 4101 Franklin Road, Nashville, Tennessee, 37204. Mrs. Moore is a homemaker and a citizen of the United States; the three children are students and also citizens of the United States. Mrs. Moore and their minor children have no disclosures pursuant to Item 2(d) and (e).



Date:  3/2/2003                                                    Page 6 of 7
==============================================================================

     Voting power with respect to 59,535 shares of Common Stock (including 36,785 shares of Class B Common Stock) is also shared with an irrevocable trust, called the Samuel Joseph Moore Trust. The trustee is SunTrust Bank, a Georgia corporation, whose principal business is banking and trust services. Voting power with respect to 30,459 shares of Common Stock is shared, as trustee, with an irrevocable trust called the Rachel Moore Annuity Trust.
The custodian is SunTrust Bank, a Georgia corporation whose principal business is banking and trust services. The address of SunTrust Bank's regional service office for the trusts is P.O. Box 305110, Nashville, Tennessee, 37230-5110. To Mr. Moore's knowledge, the custodian/trustee has no disclosures pursuant to Item 2(d) and (e).

     Shared Dispositive Power: Mr. Moore shares dispositive power with respect to 134,226 shares of Common Stock described immediately above (including 37,785 shares of Class B Common Stock) with his spouse, his children and trusts. Mr. Moore shares dispositive power with respect to 12,107 shares of Common Stock beneficially owned and held in the C.R. Gibson 401(k) & Savings Plan (the "ESOP"). The ESOP trustee is INVESCO (the "Trustee"), a Georgia corporation whose principal business is investment and brokerage services. The address of the Trustee's regional office is 400 Colony Square, Suite 2200, 1201 Peachtree Street, N.E., Atlanta, GA 30361. To Mr. Moore's knowledge, the Trustee has no disclosures pursuant to Item 2(d) and (e).

     (c) Mr. Moore's options to purchase 25,000 shares of Class B Common Stock expired on March 2, 2003 without exercise.

     (d)  N/A

     (e)  N/A

     Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     N/A

     Item 7.  Material to be filed as Exhibits.

     N/A


Date:  3/2/2003                                                    Page 7 of 7
==============================================================================



                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         BY: /s/ S. Joseph Moore
                                             -------------------
                                              S. Joseph Moore

Dated:  March 2, 2003
       ------------------